Exhibit 99.1

Global-e Reports First Quarter 2024 Results

PETAH-TIKVA, Israel, May 20, 2024 - Global-e Online Ltd. (Nasdaq: GLBE) the leader of global Direct-To-Consumer eCommerce enablement, today reported its financial results for the first quarter of 2024.

“The strong results of our first quarter of 2024, which we are reporting today, mark a great start for what we believe is set out to be another pivotal year for Global-e,” said Amir Schlachet, Founder and CEO of Global-e. “With numerous client adds and business expansion across all geographies, and with the team’s solid execution along all our strategic goals including the continued growth of Shopify Markets Pro, we remain on-track to achieve another year of exceptional growth, as is evident from our updated annual forecast.”

Q1 2024 Financial Results

•	GMV[1] in the first quarter of 2024 was $930 million, an increase of 32% year over year

•	Revenue in the first quarter of 2024 was $145.9 million, an increase of 24% year over year, of which service fees revenue was $68.3 million and fulfillment services revenue was $77.6 million

•	Non-GAAP gross profit[2] in the first quarter of 2024 was $66.1 million, an increase of 36% year over year. GAAP gross profit in the first quarter of 2024 was $63.3 million

•	Non-GAAP gross margin[2] in the first quarter of 2024 was 45.3%, an increase of 390 basis points from 41.4% in the first quarter of 2023. GAAP gross margin in the first quarter of 2024 was 43.4%

•	Adjusted EBITDA[3] in the first quarter of 2024 was $21.3 million compared to $14.5 million in the first quarter of 2023

•	Net loss in the first quarter of 2024 was $32.1 million compared to $43.1 million in the first quarter of 2023

Recent Business Highlights

•	Continued launching brands across geographies and verticals, including:

o	Heydude by Crocs, Golf Wang, Donna Karan and DKNY in the US

o	La Senza and L’intervalle in Canada

o	Hobbs, TM Lewin, Antler, Dryrobe and the homeware brand Soho Home in the UK

o	Louise Misha, Gérard Darel, Soeur, Caroll and Repetto in France

o	Engelbert Strauss and Marc-Cain in Germany, Pacha in Spain, Costarellos in Greece and Rubato in Sweden

o	Infamous Swim, Carla Zampatti, Legoe, Bae the Label and Nakedvice in Australia, Hi mu-mo by Avex and commmonsmart in Japan, DIY Watch Club in Hong Kong, and many others

•	Expanded business with existing brands and brand groups, including:

o	Additional markets supported for brands like Adidas and Doen

o	Infiniment, an additional brand from the COTY group

o	Tap To Style, a new brand by Modes in Italy

o	NNormal, a new Spanish brand from the Camper group

•	Launched the brand Imperial Workshop, our first US merchant on the Wix platform

•	Strategic partnership with Shopify on track:
o	Last remaining Enterprise merchants are in the process of migrating to the new native integration
o	Deployment of new Checkout Extensibility support progressing as planned
o	Growth in Shopify Markets Pro on target, with constant stream of merchants onboarding and volumes continuing to ramp up

Q2 2024 and Full Year Outlook

Global-e is introducing second quarter guidance and is raising the full year guidance as follows:

	Q2 2024	FY 2024	Previous FY 2024
(in millions)
GMV (1)	$1,025 - $1,065	$4,625 - $4,865	$4,590 - $4,830
Revenue	$162.5 - $168.5	$733 - $773	$731 - $771
Adjusted EBITDA (3)	$24.5 - $28.5	$124 - $140	$121 - $137

1 Gross Merchandise Value (GMV) is a key operating metric. See “Non-GAAP Financial Measures and Key Operating Metrics” for additional information regarding this metric.

2 Non-GAAP Gross profit and Non-GAAP gross margin are non-GAAP financial measures. See “Non-GAAP Financial Measures and Key Operating Metrics” for additional information regarding this metric.

3 Adjusted EBITDA is a non-GAAP financial measure. See “Non-GAAP Financial Measures” for additional information regarding this metric, including the reconciliations to Operating Profit (Loss), its most directly comparable GAAP financial measure. The Company is unable to provide a reconciliation of Adjusted EBITDA to Operating Profit (Loss), its most directly comparable GAAP financial measure, on a forward-looking basis without unreasonable effort because items that impact this GAAP financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, share-based compensation expenses. Such information may have a significant, and potentially unpredictable impact on the Company’s future financial results.

Conference Call Information:

Global-e will host a conference call at 8:00 a.m. ET on Monday, May 20, 2024.
The call will be available, live, to interested parties by dialing:

United States/Canada Toll Free:	1-888-886-7786
International Toll:	1-416-764-8658

A live webcast will also be available in the Investor Relations section of Global-E’s website at: https://investors.global-e.com/news-events/events-presentations

Approximately two hours after completion of the live call, an archived version of the webcast will be available on the Investor Relations section of the Company’s web site and will remain available for approximately 30 calendar days.

The press release with the financial results will be accessible on the Company’s Investor Relations website prior to the conference call.

Non-GAAP Financial Measures and Key Operating Metrics

To supplement Global-e’s financial information presented in accordance with generally accepted accounting principles in the United States of America, or GAAP, Global-e considers certain financial measures and key performance metrics that are not prepared in accordance with GAAP including:

•	Non-GAAP gross profit, which Global-e defines as gross profit adjusted for amortization of acquired intangibles. Non-GAAP gross margin is calculated as Non-GAAP gross profit divided by revenues

•
Adjusted EBITDA, which Global-e defines as operating profit (loss) adjusted for stock-based compensation expenses, depreciation and amortization, commercial agreements amortization, amortization of acquired intangibles, merger related contingent consideration and acquisition related expenses.

Global-e also uses Gross Merchandise Value (GMV) as a key operating metric. Gross Merchandise Value or GMV is defined as the combined amount we collect from the shopper and the merchant for all components of a given transaction, including products, duties and taxes and shipping.

The aforementioned key performance indicators and non-GAAP financial measures are used, in conjunction with GAAP measures, by management and our board of directors to assess our performance, including the preparation of Global-e’s annual operating budget and quarterly forecasts, for financial and operational decision-making, to evaluate the effectiveness of Global-e’s business strategies, and as a means to evaluate period-to-period comparisons. These measures are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. We believe that these non-GAAP financial measures are appropriate measures of operating performance because they remove the impact of certain items that we believe do not directly reflect our core operations, and permit investors to view performance using the same tools that we use to budget, forecast, make operating and strategic decisions, and evaluate historical performance.

Global-e’s definition of Non-GAAP measures may differ from the definition used by other companies and therefore comparability may be limited. In addition, other companies may not publish these metrics or similar metrics. Furthermore, these metrics have certain limitations in that they do not include the impact of certain expenses that are reflected in our consolidated statement of operations that are necessary to run our business. Thus, Non-GAAP measures should be considered in addition to, not as substitutes for, or in isolation from, measures prepared in accordance with GAAP.

For more information on the non-GAAP financial measures, please see the reconciliation tables provided below. The accompanying reconciliation tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

Cautionary Note Regarding Forward Looking Statements

This press release contains estimates and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding our future strategy and projected revenue, GMV, Adjusted EBITDA and other future financial and operational results, growth strategy and plans and objectives of management for future operations, including, among others, expansion in new and existing markets as well as anticipated trends and challenges in our business and the markets in which we operate, are forward-looking statements. As the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or the negative of these terms or other similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Global-e believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement, including but not limited to, our rapid growth and growth rates in recent periods may not be indicative of future growth; the ability to retain merchants or the GMV generated by such merchants; the ability to retain existing, and attract new merchants; our business acquisitions and ability to effectively integrate acquired businesses; our ability to anticipate merchant needs or develop or acquire new functionality or enhance our existing platforms to meet those needs; our ability to implement and use artificial intelligence and machine learning technologies successfully; our ability to compete in our industry; our reliance on third-parties, including our ability to realize the benefits of any strategic alliances, joint ventures, or partnership arrangements and to integrate our platforms with third-party platforms; our ability to develop or maintain the functionality of our platforms, including real or perceived errors, failures, vulnerabilities, or bugs in our platforms; our history of net losses; our ability to manage our growth and manage expansion into additional markets; increased attention to ESG matters and our ability to manage such matters; our ability to accommodate increased volumes during peak seasons and events; our ability to effectively expand our marketing and sales capabilities; our expectations regarding our revenue, expenses and operations; our ability to operate internationally; our reliance on third-party services, including third-party providers of cross-docking services and third-party data centers, in our platforms and services and harm to our reputation by our merchants’ or third-party service providers’ unethical business practices; our ability to adapt to changes in mobile devices, systems, applications, or web browsers that may degrade the functionality of our platforms; our operation as a merchant of record for sales conducted using our platform; regulatory requirements and additional fees related to payment transactions through our e-commerce platforms could be costly and difficult to comply with; compliance and third-party risks related to anti-money laundering, anti-corruption, anti-bribery, regulations, economic sanctions and export control laws and import regulations and restrictions; our business’s reliance on the personal importation model;  our ability to securely store personal information of merchants and shoppers;
increases in shipping rates; fluctuations in the exchange rate of foreign currencies has impacted and could continue to impact our results of operations; our ability to offer high quality support; our ability to expand the number of merchants using our platforms and increase our GMV and to enhance our reputation and awareness of our platforms; our dependency on the continued use of the internet for commerce; our ability to adapt to emerging or evolving regulatory developments, changing laws, regulations, standards and technological changes related to privacy, data protection, data security and machine learning technology and generative artificial intelligence evolves; the effect of the situation in Ukraine on our business, financial condition and results of operations; our role in the fulfilment chain of the merchants, which may cause third parties to confuse us with the merchants; our ability to establish and protect intellectual property rights; and our use of open-source software which may pose particular risks to our proprietary software technologies; our dependency on our executive officers and other key employees and our ability to hire and retain skilled key personnel, including our ability to enforce non-compete agreements we enter into with our employees; litigation for a variety of claims which we may be subject to; the adoption by merchants of a direct to consumer model; our anticipated cash needs and our estimates regarding our capital requirements and our needs for additional financing; our ability to maintain our corporate culture; our ability to maintain an effective system of disclosure controls and internal control over financial reporting; our ability to accurately estimate judgments relating to our critical accounting policies; changes in tax laws or regulations to which we are subject, including the enactment of legislation implementing changes in taxation of international business activities and the adoption of other corporate tax reform policies; requirements to collect sales or other taxes relating to the use of our platforms and services in jurisdictions where we have not historically done so; global events such as war, health pandemics, climate change, macroeconomic events and the recent economic slowdown; risks relating to our ordinary shares, including our share price, the concentration of our share ownership with insiders, our status as a foreign private issuer, provisions of Israeli law and our amended and restated articles of association and actions of activist shareholders; risks related to our incorporation and location in Israel, including risks related to the ongoing war and related hostilities; and the other risks and uncertainties described in Global-e’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 28, 2024 and other documents filed with or furnished by Global-e from time to time with the Securities and Exchange Commission (the “SEC”). The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements.

About Global-E Online Ltd.

Global-e (Nasdaq: GLBE) is the world's leading platform enabling and accelerating global, Direct-To-Consumer ecommerce. The chosen partner of over 1,000 brands and retailers across the United States, Europe and Asia, Global-e makes selling internationally as simple as selling domestically. The company enables merchants to increase the conversion of international traffic into sales by offering online shoppers in over 200 destinations worldwide a seamless, localized shopping experience. Global-e's end-to-end ecommerce solutions combine best-in-class localization capabilities, big-data best-practice business intelligence models, streamlined international logistics and vast cross-border experience, enabling international shoppers to buy seamlessly online and retailers to sell to, and from, anywhere in the world. For more information, please visit: www.global-e.com.

Investor Contact:
Erica Mannion or Mike Funari
Sapphire Investor Relations, LLC
IR@global-e.com
+1 617-542-6180

Press Contact:
Justine Rosin
Headline Media
Globale@headline.media
+1 786-233-7684

Global-E Online Ltd.
CONSOLIDATED BALANCE SHEETS
(In thousands)

	Period Ended
	December 31,	March 31,
	2023	2024
	(Audited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$200,081	$181,866
Short-term deposits	96,939	95,520
Accounts receivable, net	27,841	19,423
Prepaid expenses and other current assets	63,967	61,460
Marketable securities	20,403	20,482
Funds receivable, including cash in banks	111,232	80,374
Total current assets	520,463	459,125
Property and equipment, net	10,236	10,607
Operating lease right-of-use assets	23,052	22,236
Long term deposits	3,552	3,514
Deferred contract acquisition and fulfillment costs, noncurrent	2,668	2,939
Other assets, noncurrent	4,078	3,438
Commercial agreement asset	192,721	164,295
Goodwill	367,566	367,566
Intangible assets	78,024	73,022
Total long-term assets	681,897	647,617
Total assets	$1,202,360	$1,106,742
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$50,943	$33,893
Accrued expenses and other current liabilities	107,306	77,094
Funds payable to Customers	111,232	80,374
Short term operating lease liabilities	4,031	4,003
Total current liabilities	273,512	195,364
Long-term liabilities:
Deferred tax liabilities, net	6,507	5,083
Long term operating lease liabilities	19,291	18,375
Other long-term liabilities	1,071	1,055
Total liabilities	$300,381	$219,877

Shareholders’ equity:
Share capital and additional paid-in capital	1,360,250	1,377,072
Accumulated comprehensive income (loss)	(1,420)	(1,305)
Accumulated deficit	(456,851)	(488,902)
Total shareholders’ equity	901,979	886,865
Total liabilities and shareholders’ equity	$1,202,360	$1,106,742

Global-E Online Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Three Months Ended
	March 31,
	2023	2024
	(Unaudited)
Revenue	$117,631	$145,873
Cost of revenue	71,755	82,587
Gross profit	45,876	63,286

Operating expenses:
Research and development	22,896	23,538
Sales and marketing	51,848	56,955
General and administrative	13,139	12,054
Total operating expenses	87,883	92,547
Operating profit (loss)	(42,007)	(29,261)
Financial expenses, net	2,400	3,510
Loss before income taxes	(44,407)	(32,771)
Income taxes	(1,324)	(720)
Net earnings (loss) attributable to ordinary shareholders	$(43,083)	$(32,051)
Basic and diluted net loss per share attributable to ordinary shareholders	$(0.26)	(0.19)
Basic and diluted weighted average ordinary shares	162,631,027	166,187,424

Global-E Online Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended
	March 31,
	2023	2024
	(Unaudited)
Operating activities
Net loss	$(43,083)	$(32,051)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	427	512
Share-based compensation expense	9,712	8,711
Commercial agreement asset amortization	38,153	36,296
Intangible assets amortization	5,160	5,002
Changes in accrued interest and exchange rate on short-term deposits	(527)	369
Changes in accrued interest and exchange rate on long-term deposits	(146)	68
Unrealized loss (gain) on foreign currency	(584)	2,726
Accounts receivable	4,081	8,418
Prepaid expenses and other assets	5,838	2,685
Funds receivable	3,751	(7,688)
Long-term receivables	386	640
Funds payable to customers	(15,970)	(30,857)
Operating lease ROU assets	671	817
Deferred contract acquisition and fulfillment costs	(157)	(268)
Accounts payable	(18,209)	(17,049)
Accrued expenses and other liabilities	(16,164)	(30,228)
Deferred tax liabilities	(1,910)	(1,424)
Operating lease liabilities	(956)	(944)
Net cash (used in) provided by operating activities	(29,527)	(54,265)
Investing activities
Investment in marketable securities	(450)	(1,042)
Proceeds from marketable securities	399	1,012
Investment in short-term investments and deposits	(9,252)	(56,949)
Proceeds from short-term investments	29,250	58,000
Investment in long-term deposits	(97)	(31)
Purchases of property and equipment	(342)	(882)
Net cash (used in) provided by investing activities	19,508	108
Financing activities
Proceeds from exercise of warrants to ordinary shares	17	-
Proceeds from exercise of share options	92	120
Net cash provided by financing activities	109	120
Exchange rate differences on balances of cash, cash equivalents and restricted cash	584	(2,726)
Net increase (decrease) in cash, cash equivalents, and restricted cash	(9,326)	(56,763)
Cash and cash equivalents and restricted cash—beginning of period	211,522	268,597
Cash and cash equivalents and restricted cash—end of period	$202,196	$211,834

Global-E Online Ltd.
SELECTED OTHER DATA
(In thousands)

	Three Months Ended
	March 31,
	2023		2024
	(Unaudited)
Key performance metrics
Gross Merchandise Value	703,895		929,510
Adjusted EBITDA (a)	14,485		21,260

Revenue by Category
Service fees	50,353	43%	68,258	47%
Fulfillment services	67,278	57%	77,615	53%
Total revenue	$117,631	100%	$145,873	100%

Revenue by merchant outbound region
United States	55,913	48%	72,112	49%
United Kingdom	37,732	32%	41,276	28%
European Union	21,076	18%	26,343	18%
Israel	225	0%	316	0%
Other	2,685	2%	5,826	4%
Total revenue	$117,631	100%	$145,873	100%

(a)	See reconciliation to adjusted EBITDA table

Global-E Online Ltd.
RECONCILIATION TO Non-GAAP GROSS PROFIT
(In thousands)

	Three Months Ended
	March 31,
	2023	2024
	(Unaudited)
Gross profit	45,876	63,286

Amortization of acquired intangibles included in cost of revenue	2,796	2,796
Non-GAAP gross profit	48,672	66,082

Global-E Online Ltd.
RECONCILIATION TO ADJUSTED EBITDA
(In thousands)

	Three Months Ended
	March 31,
	2023	2024
	(Unaudited)
Operating profit (loss)	(42,007)	(29,261)
(1) Stock-based compensation:
Cost of revenue	113	180
Research and development	6,058	3,468
Selling and marketing	875	1,282
General and administrative	2,666	3,781
Total stock-based compensation	9,712	8,711

(2) Depreciation and amortization	427	512

(3) Commercial agreement asset amortization	38,153	36,296

(4) Amortization of acquired intangibles	5,160	5,002

(5) Merger related contingent consideration	3,040	-
Adjusted EBITDA	14,485	21,260